EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

March 12, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Mr. John Reynolds, Assistant Director

Re:	Opes Acquisition Corp. (the “Company”) Registration Statement on Form S-1 File No. 333-223106 ( the “Registration Statement”)

Dear Mr. Reynolds:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Opes Acquisition Corp., hereby advises that approximately 468 copies of the preliminary prospectus, dated February 20, 2018, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the preliminary prospectus, dated February 20, 2018, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO